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                               January 14, 2021

       Douglas Bergeron
       Chief Executive Officer
       Hudson Executive Investment Corp. II
       570 Lexington Avenue
       35th Floor
       New York, NY 10022

                                                        Re: Hudson Executive
Investment Corp. II
                                                            Registration
Statement on Form S-1
                                                            Filed December 31,
2020
                                                            File No. 333-251848

       Dear Mr. Bergeron:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed December 31, 2020

       General

   1. Given the length of your risk factor section, please revise your disclosure in the forepart of the registration
statement and under "Risk Factors" to comply with the requirements of Regulation S-K Item
105.
   2. You disclose at page 59 of your registration statement that the exclusive forum provision of the warrant
agreement will not apply to suits brought to enforce any liability or duty created by the Exchange
Act or any other claim for which the federal district courts of the
                                                        United States of
America are the sole and exclusive forum. However, Section 9.3 of the warrant agreement is
silent in this regard. If this provision does not apply to actions
 Douglas Bergeron
Hudson Executive Investment Corp. II
January 14, 2021
Page 2
      arising under the Exchange Act, please ensure that the provision in the warrant agreement states this clearly.
Index to Financial Statements, page F-1

3. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.
Statement of Changes in Stockholder's Equity, page F-5

4. Please revise to include the amounts of Class B Common Stock and Additional Paid-in
      Capital related to the shares issued to your Sponsor.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                           Sincerely,
FirstName LastNameDouglas Bergeron
                                                           Division of
Corporation Finance
Comapany NameHudson Executive Investment Corp. II
                                                           Office of Real
Estate & Construction
January 14, 2021 Page 2
cc:       Rod Miller, Esq.
FirstName LastName